Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is effective as of the 31st day of October, 2013 (“Effective Date”), by and between, on the one hand, eBenefits Network, LLC., a  Delaware limited liability corporation (“eBenefits”) and, on the other hand, Santeon Group Inc., a Delaware corporation (“SGI”) and Santeon, Inc., a Delaware corporation and wholly-owned subsidiary of SGI (“SI”) (SGI and SI are collectively referred to herein as “Santeon”).

WHEREAS, Santeon owns all of the assets, intellectual property rights and all rights of ownership pertaining to that certain line of business operating under the business name the Electronic Benefits Network (“eBN”) (the “Business”), and as identified on the list of assets, liabilities, employees and vendor agreements attached hereto as Schedules hereto (the assets shown on such schedule are hereinafter referred to as the “Assets”).

WHEREAS, eBenefits wishes to enter into the area of business process outsourcing services for management of employee benefits and acquire the Assets from Santeon for such purpose; and

WHEREAS, Santeon wishes to sell the Assets to eBenefits.

1.           DEFINITIONS.

A. "Affiliate", with respect to any Person, shall mean at the time in question, any other Person controlling, controlled by or under common control with such Person.

B. "Contracts" shall mean all contracts, agreements, undertakings, indentures, notes, bonds, loans, instruments, leases, mortgages, commitments or other binding arrangements associated with the Business, as well as all contracts associated with the Business currently under negotiation, all of which are listed on Schedule 3.A.a attached hereto.

C. “Fixed Assets” shall mean the machinery and equipment, accessories, attachments and parts therefore, inventory, spares, tools, tooling, patterns, trade fixtures, shelving, racks, computer hardware and software, computer equipment, computer systems, fixtures and other tangible assets maintained, owned, leased or held by Santeon for use in the Business which shall consist of the personal property and equipment, all of which are listed on Schedule 3.A.c hereto.

D. "GAAP" means United States generally accepted accounting principles in effect from time to time.

E. "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

F.  “Intellectual Property” means (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice) and all improvements thereto (the “Inventions”); (ii) all copyrights and copyright applications, if any (the “Copyrights”); and (iii) all trademarks, service marks, domain names and internet protocol addresses, together with all applications and registrations therefore, if any and goodwill associated therewith (the “Trademarks”), associated with the Business, each of which is listed on Schedule 3.A.d  (collectively, “Intellectual Property”).

G. “Liens” means liens, mortgages, charges, security interest, pledges, encumbrances, assessments, restrictions, or third party ownership interests of any nature, including tax liens.

H. "Material Adverse Effect" shall mean a material adverse effect on the assets, liabilities, business, property, operations, prospects, results of operations or condition (financial or otherwise) of the relevant Person.

I. "Permits" shall mean all licenses, permits, orders, approvals, registrations, authorizations, qualifications and filings with and under all Federal, state, local or foreign laws and governmental or regulatory bodies.

J. "Person" shall mean any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, governmental, judicial or regulatory body or other entity.

K. “Purchase Price” shall have the meaning ascribed thereto in Section 3 below.

L. “Net Working Capital Number” shall mean the net cash value of any Assumed Accounts Receivable (as such term is defined in Section 3.A.b of this Agreement) less the Assumed Liabilities (as such term is defined below in Section 3.B of this Agreement.

2.           PURCHASE PRICE; ADJUSTMENTS

A. On the basis of the representations and warranties herein contained, subject to the terms and conditions set forth herein, eBenefits agrees to purchase the Assets from Santeon for the aggregate purchase price of Five Hundred Thousand Dollars ($500,000) in cash (the “Base Purchase Price”), less any Final Working Capital Adjustment (as defined below). All payments to be made under this Agreement shall be by wire transfer of immediately available funds in accordance with the instructions attached hereto as Exhibit A.

B. The Base Purchase Price shall be preliminarily adjusted as of the Closing Date by reducing or increasing the Base Purchase Price by the amount of the Net Working Capital Number as of the Closing Date.  On the Closing Date, the Parties shall calculate the Net Working Capital as of the Closing Date, (the “Closing Date Net Working Capital Number”).  If the Closing Date Net Working Capital  Number is negative, eBenefits shall pay to Santeon in cash on the Closing Date an amount equal to the Base Purchase Price minus the negative Closing Date Net Working Capital Number.   If the Closing Date Net Working Capital  Number is postive, eBenefits shall pay to Santeon in cash on the Closing Date an amount equal to the Base Purchase Price plus the positive Closing Date Net Working Capital Number.  The adjusted purchase price paid by eBenefits to Santeon on the Closing Date in accordance with the above provisions shall be referred to hereinafter as the “Preliminary Adjusted Purchase Price.”

C. Within thirty (30) days following the Closing, eBenefits shall deliver to Santeon a final statement setting forth the Net Working Capital Number as of the Closing Date based on a final review of the Assumed Accounts Receivable as of the Closing Date and the Assumed Liabilities as of the Closing Date (the “Final Net Working Capital Number”), which final statement shall be signed by an authorized officer of eBenefits.  Santeon shall cooperate as reasonably requested in connection with eBenefits' preparation of the Final Net Working Capital Number.  Santeon shall have thirty (30) days after delivery of the Final Net Working Capital Number to review the Final Net Working Capital Number (the “Santeon Review Period”) and shall have full access to the relevant books and records of eBenefits to the extent that they relate to the Final Net Working Capital Number.

D. Allocation of Purchase Price.  The Final Adjusted Purchase Price (and all other capitalized costs) shall be allocated in accordance with Schedule 2.D attached hereto (as revised as provided in this Section 2.D, the "Allocation").  Prior to March 15, 2014, Santeon and eBenefits and their respective agents and affiliates shall report, act and file tax returns (including, but not limited to, Internal Revenue Service Form 8594) in all respects and for all purposes consistent with the Allocation.  None of the Parties shall take any position (whether in audits, tax returns or otherwise) that is inconsistent with the Allocation unless required to do so by applicable law.

3.              ACQUISITION OF ASSETS

A. Purchase of Assets.  Upon the terms and provisions set forth herein, eBenefits hereby purchases from Santeon, and Santeon hereby sells, conveys, transfers and assigns to eBenefits, all of the Assets, plus the following described items, but in no case is Santeon selling nor is eBenefits purchasing, any assets other than as set forth on Schedule 3.A.c or below in this Section 3.A:

a. All Contracts;

b. Those accounts receivables and other rights to payment of money arising from services performed or provided by Santeon associated with the Business, which are listed on Schedule 3.A.b hereto (if any) (the “Assumed Accounts Receivable”);

c. All Fixed Assets;

d. All of the Intellectual Property, together with all claims related to Intellectual Property owned by Santeons (to the extent such claims are transferable); and  rights to sue and recover any damages and profits and all other remedies for past, present and future infringements of the foregoing;;

e. All domain names and website urls associated with the Business, as listed on Schedule 3.A.e hereto;

f. Copies of all books, files and records to the extent they apply to the Assets or the Business, including customer lists, historical customer files, reports, plans, data, accounting and tax records, test results, product specifications, drawings, diagrams, training manuals, engineering data, safety and environmental reports and documents, maintenance schedules, operating and production records, inventory records, business plans, and marketing and all other studies, documents and records;

g.  All other property and assets of the Business, moveable and immoveable, real and personal, tangible or intangible, of every kind and description and wheresoever situated, including the full benefit of all representations, warranties, guarantees, indemnities, undertakings, certificates, covenants, agreements and all security therefor received by Santeon on the purchase or other acquisition of any part of the Assets;

h. All other rights, demands, claims, credits, allowances, rebates, causes of action, known or unknown, or rights of set-off (other than against Santeon) arising out of or relating to any of the Assets; and

i. All goodwill and the going concern value associated with the Assets.

B. Liabilities.

a. eBenefits shall accept, assume, pay, fulfill, perform or otherwise discharge when due in accordance with their respective terms, all liabilities and obligations of Santeon relating to the Business that are (i) outstanding as of the Effective Date and which are disclosed on Schedule 3.B hereto and/or (ii) arise on or after the Effective Date (collectively, the “Assumed Liabilities”).

b. Except for the Assumed Liabilities specifically listed in Schedule 3.B, eBenefits shall not assume, pay, fulfill, perform or otherwise discharge any liabilities or obligations arising out of, relating to or incurred by Santeon or the Business prior to the Effective Date (all such other liabilities or obligations, the “Excluded Liabilities”).

C.  Purchase Price.

a. The Base Purchase Price for the Assets  and any adjustments thereto relating to the Closing Date Net Working Capital Number and the Final Net Working Capital Number shall be determined in accordance with Section 2 above.

b. The Final Adjusted Purchase Price shall be adjusted with additional consideration under the following conditions:  if, within twelve (12) months from the Effective Date, eBenefits enters into an agreement as a prime or sub-contractor, or is notified that it has been awarded a contract, for the provision of electronic benefit enrollment services to the US Office of Personnel Management (the “OPM Contract”), then eBenefits shall pay to Santeon a total of twenty percent (20%) of the guaranteed value to eBenefits under the entire term of the original OPM Contract to include the base year and any associated option years up to a maximum total of four (4) years (the “Additional Consideration”) in the following manner:

(i)	twenty-five percent (25%) of the Additional Consideration shall be paid within six (6) months after the effective date of the OPM Contract; and

(ii)
eBenefits shall outsource the service portions of the OPM Contract to Santeon for a period of two (2) years or the term of the OPM Contract, whichever is shorter (the “OPM Services”). eBenefits shall pay Santeon for the OPM Servcies at the rate set forth in the OPM Contract. Payment for the OPM Services shall be paid monthly, in arrears, without mark-up, upon receipt of payments from OPM;

(iii)
At the end of the first and second year of the OPM Contract, Santeon shall provide eBenefits with a calculation of the profits earned by Santeon from OPM Services for that applicable OPM Contract year and if such amount profits is less than thirty-seven and one-half percent (37.5%) of the Additional Consideration, then eBenefits shall pay to Santeon such additional amount that when added to the payments received during such year for the OPM Services equals thirty-seven and one-half percent (37.5%) of the Additional Consideration.

(iv)
For purposes hereof, “profits” for an applicable OPM Contract year shall mean (a) the total of payments received by Santeon for the OPM Services for the applicable year, less (b) Santeon’s total costs for providing the OPM Services, including but not limited to payroll, payroll expenses, payroll taxes, employee insurance benefits, and 401(k) contributions. Upon request, Santeon shall make available to eBenefits the books and records used to calculate such profits.

D. Delivery at Closing.  Subject to the conditions set forth in this Agreement, the closing of the transactions contemplated by this Agreement (the "Closing"), which shall take place on October 31, 2013, or such other date agreed to between the parties (the "Closing Date"), shall include:

(1)  Delivery by Santeon to eBenefits of title to the Assets by virtue of a signed Assignment and Assumption Agreement in the form attached hereto as Exhibit B, (the “Assignment”), with such corporate resolutions as necessary to effect the transfer of the Assets to, and assumption of the Assumed Liabilities by, eBenefits;

(2)  (a) Immediately following the Closing, Santeon shall contact customers of the Business to announce the Transaction and to obtain any consents required in order to assign/transfer all the Contracts to eBenefits. Santeon shall use commercially reasonable efforts to obtain such consents within sixty (60) of the Closing Date.  If such non-consenting Customers continue to perform their obligations under their respective Contracts, including, without limitation, paying all amounts owed to eBenefits when due, then Santeon and eBenefits shall deem such continued performance as effective acceptance/assignment.  In the event that within sixty (60) days from the Closing Date eBenefits shows with certainty to Santeon that any other customer or customers do not wish to continue to provide business to eBenefits because of the proposed assignment or transfer of its Contract (the “Lost Customers”), then the Base Purchase Price shall be reduced by the amount determined by the following formula: (a) the percentage determined by dividing (i) the total revenue during the twelve (12) month period ended October 31, 2013 received from the Lost Customers by (ii) the total amount of revenue generated by the Business during the twelve (12) month period ended October 31, 2013, multiplied by (b) the Base Purchase Price. For illustrative purposes only, if during such twelve (12) month period revenue from the Lost Customers is 15% of the total revenue generated by the Business during such period, then the Base Purchase Price shall be reduced by $75,000 (15% x $500,000).

(b) eBenefits shall place $100,000 of the Base Purchase Price (the “Escrow Funds”) in an escrow account held by W. Scott Lawler - Attorney at Law in his client trust account, until the earlier of (i) the end of the sixty (60) days, at which time the portion of the Escrow Funds that represents the reduction of the Base Purchase Price calculated above, if any, shall be returned to eBenefits and the remainder shall be released to Santeon; and (ii) such time that all such consents are delivered to eBenefits, at which time all of the Escrow Funds shall be released to Santeon.

(3)  Delivery of the Preliminary Adjusted Purchase Price by eBenefits to Santeon in the form of evidence of a wire transfer or other proof of electronic funds transfer;

(4)  Delivery by each party of an executed copy of the Master Services Agreement to be entered into by the parties, in the form attached hereto as Exhibit C (the “Services Agreement”); and

(5)  Delivery by each party of an executed Software License Agreement (the “License Agreement”) in the form attached hereto as Exhibit D.

E. Post Closing. It is hereby acknowledged and agreed by the parties that eBenefits shall pay to Santeon the October 2013 portion of the invoices that will be issued by eBenefits in the regular course of business in early2014 to Sage Software, Inc. and Ascentis Corporation for services provided to such customers in the fourth calendar quarter of 2013, with such payment to occur immediately upon receipt by eBenefits.

4.           REPRESENTATIONS AND WARRANTIES OF EBENEFITS.

eBenefits hereby represents and warrants to Santeon that:

A. Organization. eBenefits is a corporation duly organized, validly existing and in good standing, under the laws of the State of Delaware, with all requisite power and authority to enter into, and perform its obligations under this Agreement.

B. Authority. Each of this Agreement and the Services Agreement, License Agreement, and Assignment has been duly executed and delivered by eBenefits and constitutes a valid and binding agreement of eBenefits enforceable against eBenefits in accordance with its respective terms.  The execution and performance of this Agreement, the Services Agreement, License Agreement, and Assignment will not violate or result in a breach of, or constitute a default in any agreement, instrument, judgment, order or decree to which eBenefits is a party.

C. Consents and Approvals. The execution, delivery and performance of this Agreement and the Services Agreement, License Agreement and Assignment, and the consummation of the transactions contemplated hereby and thereby in accordance with the terms and conditions hereof and thereof, do not require eBenefits to obtain any consent, approval or action of, or make any filing with or give any notice to any Person, other than that which has been obtained and disclosed under this Agreement.

D. No Conflict. The execution, delivery and performance of this Agreement and the Services Agreement, License Agreement, and Assignment, and the consummation of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof, will not (i) violate any provision of the Certificate of Incorporation, bylaws or other charter or organizational document of eBenefits; (ii) violate, conflict with or result in the breach of any of the terms of, result in any modification of the effect of, otherwise give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both constitute) a default under any contract to which eBenefits is a party or by or to which its assets or properties may be bound or subject; (iii) violate any order, decree, judgment, injunction, or award of any court, United States federal or state regulatory body, arbiter administrative agency, or other governmental body, foreign or domestic, having jurisdiction over eBenefits or any of its properties or assets; or (iv) violate any statute, law or regulation of any jurisdiction as such statute, law or regulation relates to eBenefits or to the securities, properties or business of eBenefits.

E. Assumption of Liabilities. eBenefits represents and warrants that it has the power and authority to assume the Assumed Liabilities and has conducted its due diligence review of the Assets and Assumed Liabilites.

F. No Finders.  No act of eBenefits has given or will give rise to any valid claim against any of the parties hereto for a brokerage commission, finder's fee or other like payment in connection with the transactions contemplated by this Agreement.

    G. Sufficiency of Funds.   eBenefits has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Preliminary Adjusted Purchase Price and consummate the transactions contemplated by this Agreement.

5.           REPRESENTATIONS AND WARRANTIES OF SANTEON.

Santeon hereby represents and warrants to eBenefits that:

A. Organization. Santeon is a corporation duly organized, validly existing and in good standing, under the laws of the State of Delaware with all requisite power and authority to enter into, and perform the obligations under this Agreement.

B. Authority. Each of this Agreement and the Services Agreement has been duly executed and delivered by Santeon and constitutes a valid and binding agreement of Santeon, enforceable against it in accordance with its respective terms.  The execution and performance of this Agreement nor the Services Agreement will not violate or result in a breach of, or constitute a default in any agreement, instrument, judgment, order or decree to which Santeon is a party or to which Assets are subject.

C. Consents and Approvals. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby in accordance with the terms and conditions hereof do not require Santeon to obtain any consent of, approval or action of, or make any filing with or give any notice to, any Person, other than those obtained and disclosed under this Agreement.

D. No Conflict. The execution, delivery and performance of this Agreement and the Services Agreement and the consummation of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof, will not (i) violate any provision of the Certificate of Incorporation, bylaws or other charter or organizational document of Santeon; (ii) violate, conflict with or result in the breach of any of the terms of, result in any modification of the effect of, otherwise give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both constitute) a default under any Contract to which Santeon is a party or by or to which the Assets may be bound or subject; or (iii) violate any order, decree, judgment, injunction, or award of any court, United States federal or state regulatory body, arbiter administrative agency, or other governmental body, foreign or domestic, having jurisdiction over Santeon or any of its properties or assets.

E. Title. The Assets shall be sold, conveyed, transferred and assigned to eBenefits with good title, free and clean of all encumbrances and Liens thereon.

F. Assets.  The Assets include all Intellectual Property, owned by Santeon as of the date of this Agreement, which are necessary to the research, design, development, manufacture or sale of eBN. As of the date of this Agreement, Santeon has not granted any license rights or options with respect to the Assets.  There are no Liabilities associated with any of the Assets, except the Assumed Liabilities.  Santeon has provided eBenefits copies of all agreements and contracts concerning the Assets, which set forth any restrictions on transfer or assignment thereof.

G. Litigation.  There is no action, lawsuit, claim, proceeding, or investigation of any kind pending or threatened against, by or affecting Santeon which if decided adversely against Santeon would have a Material Adverse Effect upon the Assets.  Santeon is not in default with respect to any order, writ, injunction, or decree of any court or of any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, affecting or relating to the Assets.

H. No Finders.  No act of Santeon has given or will give rise to any claim against any of the parties hereto for a brokerage commission, finder's fee or other like payment in connection with the transactions contemplated by this Agreement.

I.	Intellectual Property.

(1) The Intellectual Property set forth in Schedule 3.A.d is a complete and accurate list and description of all Intellectual Property used in the Business and Santeon owns or validly licenses or otherwise has the legal right and authority to use all of the Intellectual Property used in the Business as currently conducted.

(2) To its knowledge, after reasonable investigation and review, the Intellectual Property used by Santeon does not infringe, misappropriate or otherwise violate any intellectual property or intellectual property rights of any third party and, to Santeon’s knowledge, no third party has infringed upon, misappropriated or otherwise violated any Intellectual Property.

(3) Santeon has not received any written charge, complaint, claim, demand or notice alleging any such infringement, misappropriation or other violation (including any claim that Santeon must license or refrain from using any intellectual property or intellectual property rights of any third party) with respect to the Intellectual Property.

(4) To its knowledge, after reasonable investigation and review, all Intellectual Property developed by and belonging to Santeon has been kept confidential.  Except for any Intellectual Property that involves licenses of “off the shelf” or commercially available software, all Intellectual Property has been created by employees or consultants of Santeon who have executed valid, enforceable agreements expressly assigning all right, title and interest in such Intellectual Property to Santeon.

J. Tax Matters.  Santeon has timely filed all federal, state, local and foreign tax returns, estimates, information statements and reports relating to any and all taxes relating to the Business (“Taxes”) required to be filed by any state, federal, local or foreign law as of the date hereof or requests for extensions have been timely filed and all such tax returns are correct and complete.  There have been no examinations or audits or suits in progress, pending, or threatened relating of any tax returns or reports, by any applicable federal, state, local or foreign governmental agency and there are in effect no waivers of applicable statutes of limitations with respect to Taxes for any year.    There is no tax sharing agreement, tax allocation agreement, tax indemnity obligation or similar written or unwritten agreement, arrangement, understanding or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other arrangement relating to Taxes) that will require any payment by Santeon.  Santeon (i) has not been a member of an affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code or any similar group defined under a similar provision of state, local or foreign law and (ii) has no liability for Taxes of any Person other than Santeon and its Subsidiaries under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor by contract or otherwise. Santeon maintains all records necessary to substantiate to its compliance with all tax laws.

K. Insurance. Santeon has maintained insurance that covers the Business and such insurance is in an amount that is customary and reasonable for the businesses in which it has engaged (but none of which will convey to eBenefits).  Each such insurance policy maintained by Santeon is legal, valid, binding, enforceable, and in full force and effect.

6.	COVENANTS AND AGREEMENTS.

A. Litigation.  From the date hereof through the Closing Date, Santeon shall notify eBenefits promptly of any actions or proceedings that are threatened against Santeon or the Assets.

B. Due Diligence.  Prior to the Closing Date, eBenefits shall be entitled, through its employees and representatives, to make such investigation of the assets, liabilities, properties, business and operations of eBN and such examination of the books, records, tax returns, results of operations as they relate solely to the Assets as eBenefits reasonably deems necessary.

C. Acquisition Proposals.  From the date hereof through the Closing Date, Santeon shall not, nor shall any of its officers, directors, employees, representatives or agents, directly or indirectly, solicit, initiate or participate in any way in discussion or negotiations with, or provide any information or assistance to, or enter into any contract with any Person or group of Persons (other than eBenefits) concerning any transfer, sale, encumbrance or other disposition of the Assets (other than the pursuant to the transactions contemplated by this Agreement) (each an "Acquisition Proposal"), or assist or participate in, facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing.  Santeon shall promptly communicate to eBenefits the terms of any Acquisition Proposal, which it or any such other Person may receive.

D.  Employee Matters.   eBenefits has provided to each of the Santeon’s employees listed on Schedule 6.D hereto (collectively, the “Transferred Employees”) an offer letter for employment with eBenefits on the material terms set forth therein.  It is understood and agreed that Santeon, and not eBenefits, is responsible for any bonus or employment taxes applicable to all Transferred Employees accruing prior to the Closing Date.  Santeon shall remain solely responsible for all other liabilities and obligations with respect to Santeon’s employees that arose prior to the Effective Date.   eBenefits shall not be obligated to continue any of Santeon’s policies or benefits with respect to the Transferred Employees and all of the Transferred Employees actually hired shall be considered in all respects new employees of eBenefits.  With respect to all of Santeon’s employees actually hired by eBenefits, eBenefits shall be solely responsible for all of its obligations to such employees accruing from and after the Closing Date.  It is understood and agreed that eBenefits is not assuming any employee benefit plan (as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended), benefit arrangement or liability to anyone thereunder and that Santeon will make or cause to be made such distributions requested by Santeon’s employees that are hired by eBenefits as may be appropriate thereunder, and Santeon will bear all expenses of such distributions and will have full responsibility in connection therewith.

E. Governmental Approvals. Each party hereto shall, as promptly as possible, (i) make, or cause or be made, all filings and submissions (including those under the HSR Act) required under any applicable law to such party or any of its Affiliates; and (ii) use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all governmental authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

F. Further Assurances.  Each of the parties shall execute such documents and other papers and take such further action as may be reasonably required or desirable to carry out the provision hereof and the transactions contemplated hereby.  Each such party shall use its best efforts to fulfill or obtain the fulfillment of the conditions to the Closing as promptly as practicable.

G.  Non-Competition.  For a period of five (5) years after the Closing (the “Restricted Period”), Santeon shall not directly or indirectly, anywhere in the United States or any other country in which Santeon conducts or has previously conducted business (each, a “Restricted Territory”):

(1) Provide any services or sell any products of the same or similar type of services or products currently provided by Santeon in connection with the Business (“Restricted Services”) or assist any Person in providing Restricted Services, or otherwise engage in any business whose services or products compete in whole or in part with, any of the Restricted Services;

(2) Encourage or induce, or assist any other Person in encouraging or inducing, any current customer of the Business, or anyone who was a customer of the Business in the twelve (12) months prior to the Closing (a “Customer”), to purchase any Restricted Services from any Person other than eBenefits or to cease doing business with, reduce business with, or divert current business or future business opportunities from eBenefits; or

(3) In any way interfere with, or assist any other Person in interfering  with, the relationship between eBenefits and any Customer;

Notwithstanding the foregoing, nothing in this Section 6.G shall prohibit Santeon from providing Agile or outsourced software development services to any Persons, including Customers.

H.             Non-Solicitation.  For a period of two (2) years from the Closing Date, Santeon shall not, at any location, directly, or indirectly through or in conjunction with any other Person: (a) induce in any manner or attempt to induce in any manner any current employees of Santeon engaged in the Business which became employed by eBenefits at any time after the Closing to terminate or reduce their employment or other service relationship with eBenefits, or in any way interfere with the relationship between eBenefits and any such employees; (b) recruit, solicit, retain, hire, or attempt to do any of the foregoing with respect to any such employees of eBenefits; or (c) participate in any enterprise engaged in any of the foregoing.

7.	CONDITIONS PRECEDENT TO THE OBLIGATION OF EBENEFITS TO CLOSE.

The obligation of eBenefits to enter into and complete the Closing is subject, at eBenefits's option, acting in accordance with the provisions of this Agreement with respect to the termination hereof, to the fulfillment on or prior to the Closing Date of the following conditions, any one or more of which may be waived by it, to the extent permitted by law.

A. Delivery of Closing Documents. Santeon shall have caused this Agreement, the Services Agreement and the Assignment to be duly executed and the original thereof to be delivered to eBenefits at the Closing, along with copies of all duly executed and necessary corporate resolutions approving this Agreement and the transactions contemplated hereby.

B. Representations and Covenants.  The representations and warranties of Santeon contained in this Agreement shall be true and correct on and as of the Closing Date and all subsequent closing dates with the same force and effect as though made on and as of the Closing Date, except that any of such representations and warranties that are given as of a particular date and relate solely to a particular date or period shall be true as of such date or period.  SGI shall have performed and complied with all covenants and agreements required by this Agreement to be performed or complied with by Santeon on or prior to the Closing Date.  Santeon shall have delivered to eBenefits a certificate, dated the Closing Date, and signed by an executive officer of SGI to the foregoing effect.

C. Third Party Consents.  All consents, Permits, and approvals from parties to Contracts with Santeon that may be required in or the continuance of such Contracts in full and effect after the Closing shall have been obtained.

D. Lack of Litigation.  No action, suit or proceeding shall have been instituted and be continuing or be threatened by any Person to restrain, modify or prevent the carrying out of the transactions contemplated hereby, or to seek damages in connection with such transactions, or that have or could have a Material Adverse Effect on either Santeon’s title to or ability to sell the Assets.

E. Cooperation.  Santeon shall have provided eBenefits or its representatives with any other certificates or other documents related to this Agreement or in connection with the Closing that eBenefits may request and shall otherwise have cooperated in eBenefits's examination of the Assets.

8.	CONDITIONS PRECEDENT TO THE OBLIGATION OF SANTEON TO CLOSE

The obligation of Santeon to enter into and complete the Closing is subject, at Santeon’s option, acting in accordance with the provisions of this Agreement with respect to the termination hereof, to the fulfillment on or prior to the Closing Date of the following conditions, any one or more of which may waived by it, to the extent permitted by law.

A. Delivery of Purchase Price. eBenefits shall cause the Purchase Price to be delivered in immediately available funds to Santeon at the Closing.

B. Delivery of Closing Documents. eBenefits shall have caused this Agreement, the Services Agreement and the Assignment to be duly executed and the original thereof to be delivered to Santeon at the Closing, along with copies of all duly executed and necessary corporate resolutions approving this Agreement and the transactions contemplated hereby.

C. Representations and Covenants. The representations and warranties of eBenefits contained in this Agreement shall be true and correct on and as of the Closing Date and all subsequent closing dates with the same force and effect as though made on and as of the Closing Date, except that any of such representations and warranties that are given as of a particular date and relate solely to a particular date or period shall be true as of such date or period.  eBenefits shall have performed and complied with all covenants and agreements required by this Agreement to be performed or complied with by eBenefits on or prior to the Closing Date. eBenefits shall have delivered to Santeon a certificate of eBenefits, dated the Closing Date, and signed by an executive officer of eBenefits to the foregoing effect.

D. Lack of Litigation.  No action, suit or proceeding shall have been instituted and be continuing or be threatened by any Person to restrain, modify or prevent the carrying out of the transactions contemplated hereby, or to seek damages in connection with such transactions, or that have or could have a Material Adverse Effect on eBenefits.

E. Cooperation.  eBenefits shall have provided Santeon or its representatives with any other certificates or other documents related to this Agreement or the business and operations of eBenefits or in connection with the Closing that Santeon may request and shall otherwise have cooperated in Santeon's examination of the business and operations of eBenefits.

9.	WAIVER OF CONFLICT.

Each Party to this Agreement acknowledges that Mr. Ashraf M. Rofail is Chairman of the Board, Chief Executive Officer and a shareholder of Santeon and also a member of the Board of Directors of eBenefits. Each party hereby waives any conflict of interest that such dual relationship may cause.

10.           INDEMNIFICATION

A. Indemnification by Santeon.  eBenefits and its officers, directors, employees, agents, successors and assigns shall be indemnified and held harmless by Santeon from any and all liabilities, losses, damages, claims, actions, suits, demands, causes of action, costs, expenses, interest, awards, judgments and penalties of any nature whatsoever (including, without limitation, reasonable legal costs and expenses), arising or resulting from:

a. The breach of any representation or warranty by Santeon contained herein or in any document delivered hereunder at the Closing.

b. The breach of any covenant or agreement by Santeon contained herein or in any document delivered hereunder at the Closing;

c. Any and all liabilities and obligations of, or claims against Santeon (other than Assumed Liabilities), whether fixed or contingent, known or unknown, including the Excluded Liabilities;

d. The ownership or use of the Assets or the operation of the Business prior to the Closing Date (except to the extent assumed by eBenefits hereunder);

e. Any claim to the extent related to any labor or employment matter of the Business prior to the Closing Date, including but not limited to unemployment compensation, workers compensation, wage and hour or overtime compensation, any claim related to any employee benefits matter, such as claims under any plan maintained by Santeon based on employment by Santeon, any liability under the Warn Act or any similar applicable law that may result from an “employment loss” (as defined by 29 U.S.C. §2101(a)(6)) caused by any action of Santeon prior to the Closing Date or by eBenefits’s decision not to hire previous employees of Santeon (other than the Transferred Employees), or claims or rights accrued against Santeon before the Closing Date;

f. Any claim for injury, death, property or economic damage relating to the provision of any services by Santeon prior to the Closing Date; and

B. Indemnification by eBenefits.  Santeon and its members, officers, directors, employees, agents, successors and assigns shall be indemnified and held harmless by eBenefits from any and all liabilities, losses, damages, claims, actions, suits, demands, causes of action, costs, expenses, interest, awards, judgments and penalties of any nature whatsoever (including, without limitation, reasonable legal costs and expenses), arising or resulting from:

a. The breach of any representation or warranty by eBenefits contained herein or in any document delivered hereunder at the Closing;

b. The breach of any covenant or agreement by eBenefits contained herein or in any document delivered hereunder at the Closing;

c. Any and all liabilities and obligations of, or claims against eBenefits with respect to any and all Assumed Liabilities;

d. The ownership or use of the Assets or the operation of the Business after the Closing Date; and

e. All actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including reasonable attorneys’ fees, incident to the foregoing.

C. Indemnification Process. The Party seeking indemnification hereunder (the “Indemnified Party”) shall promptly inform the other party (“Indemnifying Party”) of any suit or proceeding filed against the Indemnified Party for which the Indemnified Party is entitled to indemnification hereunder (provided, however, that failure to give prompt notice will not relieve the Indemnifying Party of any liability hereunder, except to the extent the Indemnifying Party has suffered actual material prejudice by such failure). The Indemnified Party will allow the Indemnifying Party to direct the defense and settlement of any such claim, with counsel of the Indemnifying Party’s choosing, and will provide the Indemnifying Party, at the Indemnifying Party’s expense, with information and assistance that are reasonably necessary for the defense and settlement of the claim. The Indemnifying Party shall have the right, but not the obligation, at its sole expense to participate in (but not to control) the defense of any such suit or proceeding. An Indemnifying Party will not settle any such action without the written consent of the Indemnified Party (which consent will not be unreasonably withheld or delayed).

D. No Consequential Damages.  Except for indemnification claims or any confidentiality breach, in no event shall any party be liable for any punitive, exemplary, or consequential damages, anticipated or lost profits, incidental damages, loss of time, or other indirect losses or expenses that arise from any cause hereunder, regardless of the form of the action, whether in tort (including negligence), contract, strict liability or otherwise, and regardless of whether the party has been advised of the possibility of such consequential damages.

11. CONFIDENTIALITY and PUBLICITY.

A. Confidential Information.  “Confidential Information” shall include, but shall not be limited to, all information that Santeon knows or has reason to know that Santeon or the Business treats as confidential or proprietary for any purpose, including without limitation, technical information, computer programs, software, methodologies, innovations, know-how, knowledge, designs, concepts, processes, techniques, pricing, marketing plans, customer and prospect lists, trade secrets, financial information, sales history and strategies, forecasts, employee information and any other information not available to the general public, whether written or oral.  This Agreement and the negotiations hereunder shall be considered Confidential Information, as well as information that, based on its nature and the circumstances surroundings its disclosure, a reasonable person would consider to be confidential or proprietary.  Santeon will at all times after the Closing keep all Confidential Information confidential and will not allow any unauthorized use of the same; provided, however, that such restrictions will not apply to Confidential Information that has become known to the public generally through no fault or breach of Santeon.  The foregoing notwithstanding, Santeon shall be permitted to produce Confidential Information to any governmental entity or other third party as required by law in connection with any subpoena or similar request for Confidential Information; provided that Santeon gives prompt notice of such request to eBenefits, to the extent legally permissible, so as to allow eBenefits to take action to quash the subpoena or otherwise seek legal relief preventing the disclosure of such requested Confidential Information.

B. Publicity.  Upon the Closing, the parties shall issue a joint press release announcing the transaction, subject to the prior approval of each party.

12.           MISCELLANEOUS.

A. Notices.   Any notice under this Agreement shall be deemed to have been sufficiently given if sent by registered or certified mail, postage prepaid, courier, facsimile transmission, or e-mail addressed as follows:

To Santeon:

Santeon Group Inc.
11700 Plaza America Dr., Ste 810
Reston, VA 20190
Attn: Mark Guirgis, EVP and Chief Financial Officer
markguirgis@santeon.com

With a copy to:

W. Scott Lawler – Attorney at Law
4960 S. Gilbert Rd., Suite 1-111
Chandler, AZ 85249
wsl@lawlerfirm.com

To eBenefits:

eBenefits Network, Inc.
11700 Plaza America Dr., Ste 810
Reston, VA 20190
Attn: Ash Rofail
Ash70_us@yahoo.com

With a copy to:

Outside GC, LLC
176 Federal Street, 5th Floor
Boston, MA 02110
Attn:
LBlumenfeld@outsidegc.com

Or to any other address which may hereafter be designated by either party by notice given in such manner. All notices shall be deemed to have been given as of the date of receipt by the parties hereto and no other prior written or oral statement or agreement shall be recognized or enforced.

B. Severability.   If a court of competent jurisdiction determines that any clause or provision of this Agreement is invalid, illegal or enforceable, the other clauses and provisions of the Agreement shall remain in full force and effect and the clauses and provisions which are determined to be void, illegal and unenforceable shall be limited so that they shall remain in effect to the extent permissible by law.

C. Assignment.   Neither party may assign this Agreement without the express written consent of the other party, however, any such assignment shall be binding on and inure to the benefit of such successor, or, in the event of death or incapacity, on their heirs, executors, administrators and successors of any party.

D. Attorney's Fees.   If any legal action or other proceeding (non-exclusively including arbitration) is brought for the enforcement of or to declare any right or obligation under this Agreement or as a result of a breach, default or misrepresentation in connection with any of the provisions of this Agreement, or otherwise because of a dispute among the parties hereto, any successful or prevailing party will be entitled to recover reasonable attorney's fees (including fees for appeals and collection) and other expenses incurred in such action or proceeding, in addition to any other relief to which such party may be entitled.

E. No Third Party Beneficiary. Nothing in this Agreement, expressed or implied, is intended to confer upon any person other than the parties hereto and their successors, any rights or remedies under or by reason of this Agreement.

F. Counterparts. It is understood and agreed that this Agreement may be executed in any number of identical counterparts, each of which may be deemed an original for all purposes.

G. Further Assurances.   At any time, and from time to time, after the effective date, each party will execute such additional instruments and take such action as may be reasonably requested by the other party to confirm or perfect title to the subject shares transferred hereunder or otherwise to carry out the intent and purposes of this Agreement.

H. Governing Law.  This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the Commonwealth of Virginia, excluding choice of law principles of the law of such Commonwealth that would require the application of the laws of a jurisdiction other than such Commonwealth.

I. Submission to Jurisdiction.  For the purposes of any action or proceeding involving this Agreement, the Services Agreement or any other agreement or document referred to herein or therein, the parties hereto expressly submit to the nonexclusive jurisdiction of all federal and state courts sitting in the County of Fairfax, Commonwealth of Virginia and consents that any order, process, notice of motion or other application to or by any of said courts or a judge thereof may be served within or without such court’s jurisdiction by registered mail or by personal service, provided that a reasonable time for appearance is allowed.  Each party hereto waives any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement, the Services Agreement or any other agreement or document referred to herein or therein brought in any federal or state court sitting in the County of Fairfax, Commonwealth of Virginia, and hereby further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

J. Amendment or Waiver.   Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and may be enforced concurrently herewith, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing. At any time prior to the consummation of the transactions contemplated hereunder, this Agreement may be amended by a writing signed by all parties hereto, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by a writing signed by the party or parties for whose benefit the provision is intended.

K. Headings. The section and subsection headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

L.  Survival.  Except as otherwise provided in this Section 12.L, the representations and warranties in Sections 4 and 5 shall survive until the first anniversary of the Closing.   The foregoing notwithstanding, the parties agree that the representations and warranties of Santeon contained in Sections 5.E. (Title), 5.I. (Intellectual Property) and 5.J. (Tax Matters) shall survive to the applicable statute of limitations plus ninety (90) days.  All covenants and obligations contained in this Agreement that are to be performed at or following the Closing, and the other agreements executed in connection herewith, shall survive the Closing and continue in effect in accordance with their respective terms.

{signature page follows}

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed the day and the year first above written.

	SANTEON GROUP INC., a Delaware corporation		eBENEFITS NETWORK, LLC., a Delaware limited liability company
By:	/s/ Mark Guirgis	By:	/s/ Ash Rofail
Name:	Mark Guirgis	Name:	Ash Rofail
Title:	EVP and CFO	Title:	President

SANTEON INC., a Delaware corporation
By:	/s/ Mark Guirgis
Name:	Mark Guirgis
Title:	EVP and CFO

SCHEDULE 2.D

Allocation of Final Adjusted Purchase Price

SCHEDULE 3.A.a

CONTRACTS

SCHEDULE 3.A.b

Accounts Receivable

SCHEDULE 3.A.c.

Fixed Assets

SCHEDULE 3.A.d.

INTELLECTUAL PROPERTY

SCHEDULE 3.A.e

Domain Names, URLs

SCHEDULE 3.B

ASSUMED LIABILITIES

SCHEDULE 6.D

LIST OF eBN EMPLOYEES